Mail Stop 4561
via fax (305) 531-1274

November 7, 2008

Russell Smith, III
Chief Executive Officer
Ensurapet, Inc.
540 West Golden Circle
Suite 304
Santa Ana, CA 92705

> **Re:** **Ensurapet, Inc.**
> **Form 10-K and Forms 10-K/A for the Year Ended December 31, 2007**
> **Filed on April 24, 2008, April 25, 2008 and October 30, 2008 respectively**
> **Form 10Q and Form 10-Q/A for the Quarter Ended March 31, 2008**
> **Filed on May 20, 2008 and October 31, 2008, respectively**
> **File No. 000-52279**

Dear Mr. Smith:

      We have reviewed your response letter dated October 28, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 9, 2008.

Form 10-K/A for the Fiscal Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm, page 17

1.   We note that the revised audit opinion included in your December 31, 2007 Form 10-K/A filed on October 30, 2008 still does not opine on the Company's December 31, 2006 balance sheet. In addition, we note that your independent registered public accounting firm opined on the statements of operations, stockholders' equity, and cash flow for the "periods from July 20, 2005 (inception), December 31, 2006 to December 31, 2007." Please revise to clarify that your auditors opined on these financial statements for <u>each</u> of the two years in the period ended December 31, 2007 <u>and</u> the period from inception (July 20, 2005) to December 31, 2007. Please

amend your Form 10-K/A to include a revised opinion from your independent registered public accounting firm.

Item 9A. Controls and Procedures, page 29

2.   We note your response to our prior comment 2 and the revised disclosures included in your Form 10-K/A and Form 10-Q/A filed on October 30, 2008 and October 31, 2008, respectively. Such revision, however, still do not include the disclosures required by Item 307 of Regulation S-K. Please amend your filings to include the necessary disclosures. In this regard, please refer to the disclosures in the first paragraph under Item 4(a) on page 19 of the Company's June 30, 2008 Form 10-Q, which correctly include the requirements of Item 307 of Regulation S-K.

General

3.   Revise to include an updated consent from the Company's independent registered accounting firm in your amended Form 10-K.

                                    * * * * * * *

        Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

        You may contact Kari Jin, Staff Accountant, at (202) 551-3348 or me at (202) 551-3499 if you have any questions regarding the above comment.

                                    Sincerely,

                                    Kathleen Collins
                                    Accounting Branch Chief